Exhibit 10.1
EXECUTION VERSION

JOINDER AND AMENDMENT AGREEMENT

JOINDER AND AMENDMENT AGREEMENT (this "Agreement") dated as of March 30, 2010, by and among NORTEK, INC. (the "Specified U.S. Borrower"), the other Loan Parties party hereto, the Persons providing the Commitment Increase (as defined in the Credit Agreement referred to below) party hereto (collectively, the "Commitment Increase Lenders") and BANK OF AMERICA, N.A., as Administrative Agent for the Lenders, U.S. L/C Issuer and U.S. Swing Line Lender.

PRELIMINARY STATEMENTS:

(1)   The Borrowers, the Guarantors, the Lenders, the Administrative Agent and the other parties thereto have entered into that certain Credit Agreement, dated as of December 17, 2009 (as amended, restated, amended and restated, supplemented or otherwise modified through the date hereof, the "Credit Agreement"). Capitalized terms not otherwise defined in this Agreement have the same meanings as specified in the Credit Agreement.

(2)   The Borrower Agent has requested a Commitment Increase in respect of the U.S. Revolving Credit Facility in a principal amount of $50,000,000 pursuant to Section 2.16 of the Credit Agreement. Each Commitment Increase Lender has provided a U.S. Revolving Credit Commitment in the amount set forth opposite such Commitment Increase Lender's name on Schedule 2.01 to this Agreement.

(3)   Pursuant to Sections 2.16(a) and 11.01 of the Credit Agreement, any increase in U.S. Revolving Credit Commitments pursuant to Section 2.16 of the Credit Agreement shall be effected pursuant to an amendment to the Credit Agreement, executed by the Loan Parties, the Lenders and Eligible Assignees providing such increased U.S. Revolving Credit Commitments (and no other Lenders) and the Administrative Agent (and, in the case of any Eligible Assignee providing any portion of a Commitment Increase, each U.S. L/C Issuer and U.S. Swing Line Lender). Any such amendment may, without the consent of any Lenders other than any Lenders providing the increased U.S. Revolving Credit Commitments, effect such amendments to any Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrowers, to effect the provisions of Section 2.16 of the Credit Agreement.

(4)   As provided in Section 2.16 of the Credit Agreement, the Loan Parties, the Commitment Increase Lenders and the Administrative Agent hereby agree to make certain amendments to the Credit Agreement to effect the Commitment Increase, as hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the sufficiency and receipt of all of which is hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1.   Amendments to Credit Agreement. Effective as of the Effective Date (as defined below), Schedule 2.01 of the Credit Agreement is hereby amended and restated in its entirety as set forth on Schedule 2.01 to this Agreement.

SECTION 2.   Additional Revolving Credit Commitments. Each Commitment Increase Lender hereby acknowledges that it has provided a U.S. Revolving Credit Commitment in the amount set forth opposite such Commitment Increase Lender's name on Schedule 2.01 to this Agreement under the caption "U.S. Revolving Credit Commitment". Each of the Loan Parties and each Commitment Increase Lender hereby agrees that from and after the Effective Date, each such Commitment Increase Lender shall be a "U.S. Revolving Credit Lender" for all purposes under the Credit Agreement and the other Loan Documents.

SECTION 3.   Conditions to Effectiveness. This Agreement shall become effective as of the date (the "Effective Date") on which the following conditions have been satisfied or waived:

(a)   The Administrative Agent shall have received counterparts of this Agreement executed by the Loan Parties, each Commitment Increase Lender, the U.S. L/C Issuer and the U.S. Swing Line Lender.

(b)   Immediately before and after giving effect to this Agreement:

(i) the representations and warranties of each Borrower and each other Loan Party contained in Article V of the Credit Agreement or any other Loan Document shall be true and correct in all material respects (or in all respects in the case of any representations and warranties qualified by materiality) on and as of the Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (or in all respects in the case of any representations and warranties qualified by materiality) as of such earlier date, and except that the representations and warranties contained in Sections 5.05(a) and (b) of the Credit Agreement shall be deemed to refer to the most recent statements furnished pursuant to Sections 6.01(a) and (b) of the Credit Agreement, respectively;

(ii) no Default or Event of Default shall exist, or would result from, the effectiveness of this Agreement; and

(iii) (A) the lesser of (1) the Total Borrowing Base and (2) the Revolving Credit Facility, exceeds the Outstanding Amount of the Revolving Credit Loans, Swing Line Loans and L/C Obligations as of the Effective Date, after giving effect to this Agreement, (B) the lesser of (1) the U.S. Borrowing Base and (2) the U.S. Revolving Credit Facility, exceeds the Outstanding Amount of the U.S. Revolving Credit Loans, U.S. Swing Line Loans and U.S. L/C Obligations as of the Effective Date, after giving effect to this Agreement and (C) the lesser of (1) the Canadian Borrowing Base and (2) the Canadian Revolving Credit Facility, exceeds the Outstanding Amount of the Canadian Revolving Credit Loans, Canadian Swing Line Loans and Canadian L/C Obligations as of the Effective Date, after giving effect to this Agreement.

(c)   The Administrative Agent shall have received a certificate from a Responsible Officer of the Specified U.S. Borrower, dated as of the Effective Date, certifying as to the matters set forth in Section 3(b) hereof.

(d)   The Administrative Agent shall have received (i) a favorable opinion of Weil, Gotshal & Manges LLP, counsel to the Loan Parties, addressed to the Administrative Agent, the U.S. L/C Issuer, the U.S. Swing Line Lender and the Commitment Increase Lenders with respect to the enforceability of the transactions under this Agreement and (ii) a certificate of the Secretary or Assistant Secretary of each Loan Party dated as of the Effective Date and certifying that attached thereto is a true and complete copy of resolutions duly adopted by the Board of Directors (or equivalent body) of such Loan Party authorizing the execution, delivery and performance of this Agreement and that such resolutions have not been modified, rescinded or amended and are in full force and effect, all in form and substance reasonably satisfactory to the Administrative Agent.

(e)   The Specified U.S. Borrower shall have paid all fees and expenses of the Administrative Agent (including all reasonable fees and expenses of counsel to the Administrative Agent) and the Lenders in connection with this Agreement in accordance with Section 11.04 of the Credit Agreement.

SECTION 4.   Consent and Affirmation of the Loan Parties. Each Loan Party hereby consents to the amendments and modifications to the Credit Agreement effected hereby, and confirms and agrees that, notwithstanding the effectiveness of this Agreement, each Loan Document to which such Loan Party is a party is, and the obligations of such Loan Party contained in the Credit Agreement, as amended and modified hereby, or in any other Loan Documents to which it is a party are, and shall continue to be, in full force and effect and are hereby ratified and confirmed in all respects, in each case as amended and modified by this Agreement.

SECTION 5.   Reference to and Effect on the Credit Agreement and the Loan Documents. (a) On and after the effectiveness of this Agreement, each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof" or words of like import referring to the Credit Agreement, and each reference in the U.S. Revolving Credit Notes and each of the other Loan Documents to "the Credit Agreement", "thereunder", "thereof" or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement, as amended and modified by this Agreement.

(b)   The Credit Agreement, the U.S. Revolving Credit Notes and each of the other Loan Documents, as specifically amended and modified by this Agreement are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed. Without limiting the generality of the foregoing, the Collateral Documents and all of the Collateral described therein do and shall continue to secure the payment of all Obligations of the Loan Parties under the Loan Documents to the extent provided in the Collateral Documents.

(c)   The execution, delivery and effectiveness of this Agreement shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender, any L/C Issuer, any Swing Line Lender, any Collateral Agent or the Administrative Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

(d)   The Loan Parties agree that this Agreement shall be a Loan Document for all purposes of the Credit Agreement (as specifically amended by this Agreement) and the other Loan Documents.

(e)   Pursuant to Section 2.16(b) of the Credit Agreement, upon the effectiveness of this Agreement and the increase in the U.S. Revolving Credit Commitments as contemplated hereby, (i) each U.S. Revolving Credit Lender immediately prior to such increase will automatically and without further act be deemed to have assigned to each Commitment Increase Lender in respect of such increase, and each such Commitment Increase Lender will automatically and without further act be deemed to have assumed, a portion of such U.S. Revolving Credit Lender's participations under the Credit Agreement in outstanding U.S. Letters of Credit and U.S. Swing Line Loans such that, after giving effect to each such deemed assignment and assumption of participations, the percentage of the aggregate outstanding (A) participations under the Credit Agreement in U.S. Letters of Credit and (B) participations under the Credit

Agreement in U.S. Swing Line Loans held by each U.S. Revolving Credit Lender (including each such Commitment Increase Lender) will equal the percentage of the aggregate U.S. Revolving Credit Commitments of all U.S. Revolving Credit Lenders represented by such U.S. Revolving Credit Lender's U.S. Revolving Credit Commitment and (ii) if, on the Effective Date, there are any U.S. Revolving Credit Loans outstanding, portions of such U.S. Revolving Credit Loans shall on the Effective Date be prepaid with the proceeds of additional U.S. Revolving Credit Loans made by the Commitment Increase Lenders (such that after giving effect to such prepayment, the percentage of the U.S. Revolving Credit Loans held by each U.S. Revolving Credit Lender will equal the percentage of the aggregate U.S. Revolving Credit Commitments of all U.S. Revolving Credit Lenders represented by such U.S. Revolving Credit Lender's U.S. Revolving Credit Commitment after giving effect to such Commitment Increase), which prepayment shall be accompanied by accrued interest on the Loans being prepaid and any other amounts payable to any Lender in accordance with Section 3.05 of the Credit Agreement.

SECTION 6.   Expenses. The Specified U.S. Borrower agrees that all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent in connection with the preparation, execution, delivery and administration, modification and amendment of this Agreement and the other instruments and documents to be delivered hereunder or in connection herewith (including, without limitation, the reasonable and documented fees, charges and disbursements of one counsel for the Administrative Agent) are expenses that the Specified U.S. Borrower is required to pay or reimburse pursuant to Section 11.04 of the Credit Agreement.

SECTION 7.   Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier or electronic transmission (e.g., .pdf or .tif file) shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 8.   Miscellaneous. Section and subsection headings appearing herein are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 9.   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

NORTEK, INC.,
as the Specified U.S. Borrower and a Guarantor

By: /s/ Edward J. Cooney
    Name: Edward J. Cooney
    Title: Vice President & Treasurer

VENTROL AIR HANDLING SYSTEMS INC.,
as the Canadian Borrower and a Guarantor

By: /s/ Edward J. Cooney
    Name: Edward J. Cooney
    Title: Vice President & Treasurer

AIGIS MECHTRONICS, INC.
BROAN-MEXICO HOLDINGS, INC.
BROAN-NUTONE LLC
BROAN-NUTONE STORAGE SOLUTIONS LP
CES GROUP, INC.
CES INTERNATIONAL LTD.
CLEANPAK INTERNATIONAL, INC.
ELAN HOME SYSTEMS, L.L.C.
GATES THAT OPEN, LLC
GEFEN, LLC
GOVERNAIR CORPORATION
HC INSTALLATIONS, INC.
HUNTAIR, INC.
INTERNATIONAL ELECTRONICS, LLC
LINEAR LLC
LITE TOUCH, INC.
MAGENTA RESEARCH LTD.
MAMMOTH-WEBCO, INC.
NILES AUDIO CORPORATION
NORDYNE LLC
NORDYNE INTERNATIONAL, INC.
NORTEK INTERNATIONAL, INC.
NUTONE LLC
OMNIMOUNT SYSTEMS, INC.
OPERATOR SPECIALTY COMPANY, INC.
PACIFIC ZEPHYR RANGE HOOD INC.
PANAMAX LLC
RANGAIRE GP, INC.
RANGAIRE LP, INC.
SECURE WIRELESS, INC.
SPEAKERCRAFT, LLC
TEMTROL, INC.
XANTECH LLC
ZEPHYR VENTILATION, LLC, as
    Borrowers and Guarantors

By: /s/ Edward J. Cooney
    Name: Edward J. Cooney
    Title: Vice President & Treasurer
 (of entity listed or as an officer of the managing member, sole member or general partner)

BROAN-NUTONE CANADA, INC.
INNERGY TECH, INC.
VENMAR CES, INC.
VENMAR VENTILATION, INC.,
VENMAR VENTILATION (H.D.H.),
INC. as Guarantors

By: /s/ Edward J. Cooney
     Name: Edward J. Cooney
     Title: Vice President & Treasurer

BANK OF AMERICA, N.A., as Administrative Agent

By: /s/ Robert Anchundia
     Name: Robert Anchundia
     Title: Vice President

UBS LOAN FINANCE LLC,
as a Commitment Increase Lender

By: /s/ Irja R. Otsa
    Name: Irja R. Otsa
    Title: Associate Director

By: /s/ Michael Cerniglia
    Name: Michael Cerniglia
    Title: Director

U.S. BANK, NATIONAL ASSOCIATION,
as a Commitment Increase Lender

By: /s/ Jeffrey D. Patton
      Name: Jeffrey D. Patton
      Title: Assistant Vice President

SIEMENS FINANCIAL SERVICES,
as a Commitment Increase Lender

By: /s/ John Finore
    Name: John Finore
    Title: Vice President

By: /s/ Anthony Casciano
    Name: Anthony Casciano
    Title: Senior Vice President

TD BANK, N.A.,
as a Commitment Increase Lender

By: /s/ Barry A.Kastner
    Name: Barry A. Kastner
    Title: Senior Vice President

The Commitment Increase Lenders are hereby approved as Eligible Assignees:

BANK OF AMERICA, N.A.
as a U.S. L/C Issuer and a U.S. Swing Line Lender

By: /s/ Robert Anchundia
     Name: Robert Anchundia
    Title: Vice President